SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Results of Extraordinary Shareholders’ Meeting

On October 29, 2004, Kookmin Bank held extraordinary shareholders’ meeting, and two agenda listed below were approved and ratified by the shareholders as originally proposed.

■	Agendum 1. Appointment of an Executive Director

Upon the shareholders’ approval, Mr. Chung Won Kang was appointed as the new President & CEO of Kookmin Bank, and he will begin his term in office as of November 1, 2004.

■	Agendum 2. Approval of Previously Granted Stock Options by the Board of Directors

The shareholders approved and ratified 30,000 stock option grants in total to four directors and one executive vice president, which had been approved by the board of directors on March 23, 2004

For each details of originally proposed agenda, please refer to <Agenda for Extraordinary Shareholders’ Meeting >, which was disclosed on October 13, 2004.

Grant of Stock Options

On October 29, 2004, the board of directors of Kookmin Bank approved and ratified granting of stock options to Mr. Chung Won Kang who was nominated as the President & CEO of Kookmin Bank by the board of directors and approved by extraordinary shareholders’ meeting held on October 29, 2004.

Pursuant to Article 13 of the Articles of Incorporation, the board of directors’ resolution of granting stock options is subject to the approval and ratification at the first-coming shareholders’ meeting after the date of grant.

The purpose of the grant is to motivate the grantee toward accomplishing business targets and responsible management, as his performance will be indexed to the exercisable number of options. The class of stock to be granted is Kookmin Bank’s registered common share.

1.	Grant Date: November 1, 2004

2.	Number of Stock Options: 700,000 shares

■	500,000 stock options: Linked to ROE of 25% and BIS Ratio of 12%[1]

The evaluation of the grantee’s performance will be lined to the business targets of ROE of 25% and BIS Capital Adequacy Ratio of 12%, weighted 60% and 40% respectively. Accordingly, the exercisable number of options will be indexed to the grantee’s accomplishment of the business targets at the end of the quarter right before the exercise period begins (i.e. at the end of third quarter in 2007). If ROE and BIS Ratio fall below 10%, the stock options granted shall not be exercisable. In the event of the grantee’s early retirement, ROE and BIS Ratio at the end of the quarter immediately prior to the retirement shall be applied.

[1]	Applying Financial Supervisory Service Standard

Exercisable number of options by ROE range

						(Unit : %)

ROE(%)	Less than 10	10 or more but less than 13	13 or more but less than 16	16 or more but less than 19	19 or more but less than 22	22 or more but less than 25	25 or more
Percentage of the exercisable number of options	Not exercisable	50%	60%	70%	80%	90%	100%

Exercisable number of options by BIS Ratio range

					(Unit: %)

BIS Ratio (%)	Less than 10.0	10.0 or more but less than 10.5	10.5 or more but less than 11.0	11.0 or more but less than 11.5	11.5 or more but less than 12.0	12.0 or more
Percentage of the exercisable number of options	Not exercisable	60%	70%	80%	90%	100%

■	200,000 stock options: Linked to TRS (Total Return to Shareholders)

The exercisable number of shares of 200,000 stock options will be indexed to TRS. If TRS is 60% or more (rounded down to unit digit) of the rate of increase for KOSPI banking industry index, the entire number of granted options is exercisable. In the event that TRS is less than 60%, granted stock options shall be cancelled.

Formula 1

TRS = {closing price as of the beginning date of exercise period + dividend per shares (from the grant date to the beginning date of exercise period)} – closing price as of the date of grant} / closing price as of the date of grant × 100

Formula 2

Rate of increase for KOSPI banking industry index = (KOSPI banking industry index as of the beginning date of the exercise period2 – KOSPI banking industry index as of the date of grant) / KOSPI banking industry index as of the date of grant x 100

2.	KOSPI banking industry index and TRS as of the date of exercise, instead of resignation date, is used in the event the grantee resigns during the course of three year.

Exercisable number of options by TRS range

					(Unit : %)

	Rate of increase for KOSPI banking industry index
TRS	Less than 60%	60% or more but less than 70%	70% or more but less than 80%	80% or more but less than 90%	90% or more but less than 100%	100% or more
Percentage of the exercisable number of options	Not exercisable	60%	70%	80%	90%	100%

3.	Method of Exercise

Kookmin Bank may choose one of the following methods of compensation for the stock option exercise: 1) granting newly issued shares; 2) granting treasury shares; or 3) granting cash or treasury shares for the difference between the exercise price and the market price in the event that the exercise price is lower than the market price.

4.	Exercise Price: Linked to stock price indices

Formula

Exercise price = 37,600 Won x (1 + rate of increase for KOSPI banking industry index x 0.4)

Rate of increase for KOSPI banking industry index = (KOSPI banking industry index as of the beginning date of the exercise period3 – KOSPI banking industry index as of the date of grant) / KOSPI banking industry index as of the date of grant.

Any negative rate of increase for KOSPI banking industry index is not reflected in the calculation, and therefore, the exercise price will be 37,600 Won. Less than 100 Won of the calculated price shall be rounded up.

5.	Exercise Period: From November 2, 2007 to November 1, 2012

6.	Adjustment to Exercise Price and Number of Options

In the event of any issue of new shares, stock dividend, transfer of reserves to capital, stock split, reverse of split, or merger, which require adjustments of the price or the numbers of stock after the option grant date, adjustment shall be made as needed in accordance with the resolutions reached by the board of directors.

7.	Adjustment Following the Early Retirement

If the grantee resigns or ceases employment with the Bank within 3 year from the grant date, and conditions to exercise the options have been met, the grantee could exercise his exercisable number of options that shall be adjusted according to the following formula. Less than a single share will be rounded down.

Formula

Exercisable number of shares= Number of shares adjusted according to performance evaluation scoring x Number of Calendar Days at Work / 3 Year

3.	KOSPI banking industry index as of the date of resignation is applied in the event the grantee resigns during the course of three year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: October 29, 2004	By:	/s/ Ki Sup Shin
(Signature)

	Name:	Ki Sup Shin
	Title:	Senior Executive Vice President &
Chief Financial Officer